CanAlaska Uranium Ltd.

2008 ANNUAL GENERAL MEETING

2008 Annual General Meeting Materials Attached:

Notice of Meeting

Information Circular

Proxy

Supplemental Mailing List Return Card

The 2008 Annual General Meeting of the Shareholders of

CanAlaska Uranium Ltd.

is being held at

1788 – 650 West Georgia Street,

Vancouver, British Columbia, V6B 4N7, Canada

on Tuesday, September 23rd, 2008 at 10:00 a.m.

CanAlaska Uranium Ltd.

1788 – 650 West Georgia Street

Vancouver, British Columbia, V6B 4N7, Canada

Telephone: (604) 688-3211 and Facsimile: (604) 688-3217

CANALASKA URANIUM LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of CanAlaska Uranium Ltd. (the "Company") will be held at 1788 – 650 West Georgia Street, Vancouver, British Columbia, V6B 4N7, Canada, on September 23, 2008 at 10:00 a.m. (Vancouver time) for the following purposes:

1.

to receive the financial statements of the Company for the fiscal year ended April 30, 2008, and the auditors’ report thereon;

2.

to appoint James Stafford, Inc., Chartered Accountants, as auditors for the ensuing year and to authorize the directors to fix their remuneration;

3.

to set the number of directors at six;

4.

to elect directors for the ensuing year;

5.

to approve and ratify the actions, deeds, and conduct of the directors on behalf of the Company since the date of the last Annual General Meeting;

6.

to approve, by disinterested shareholders, the amendment to the Company’s stock option plan to increase the maximum number of common shares of the Company which may be allocated for issuance pursuant to incentive stock options under the plan to 27,500,000 shares;

7.

to approve, by disinterested shareholders, the potential amendment(s) to any stock options granted to Insiders; and

8.

to transact any other business which may properly come before the Meeting.

The Information Circular and a form of Proxy accompany this Notice.  The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 8th day of August, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

"Peter Dasler"

President & CEO

CANALASKA URANIUM LTD.

1788 – 650 West Georgia Street

Vancouver, British Columbia, Canada, V6B 4N7

Telephone No.:  604-688-3211 Fax No.: 604-688-3217

INFORMATION CIRCULAR

as at August 8th, 2008 (except as indicated)

This information circular (“Information Circular”) is provided in connection with the solicitation of proxies by the management of CANALASKA URANIUM LTD. (the “Company”) for use at the Annual General Meeting of the shareholders of the Company (the “Meeting”) to be held on September 23rd, 2008, at the Company’s Executive Office located at 1788 – 650 West Georgia Street, Vancouver, British Columbia, Canada, at 10:00 a.m. (Vancouver time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General Meeting (“Notice of Meeting”).

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the directors and officers of the Company.  The cost of such solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder’s shares are to be voted.  In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia, V6C 3K9, Canada, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia, Canada, V6C 3K9, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting.  Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them.  Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder’s shares shall be voted accordingly.  In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered shareholders” because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators  of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the offices of the Company as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

RECORD DATE

The Company has set the close of business on August 5th, 2008 as the record date (the “Record Date”) for the Meeting.  The common shareholders of record, as at the Record Date, are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his or her shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests at least ten (10) days prior to the Meeting that the transferee’s name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Management of the Company are soliciting proxies by issuance of the within Information Circular.  As such, all directors and executive officers, their present offices, and their shares beneficially owned in the Company, directly or indirectly are as follows:

Name	Office	Number of shares
Peter Dasler Emil Fung Hubert Marleau Jean Luc Roy Amb. Thomas Graham, Jr. Victor Fern Karl Schimann Gordon Steblin Frances Petryshen	President, CEO & Director Vice President & Director Director Director Director Director Vice President Chief Financial Officer Corporate Secretary	1,020,800 (1) 8,643 Nil Nil Nil Nil 106,700 Nil 30,000

Notes:

(1)

Of the 1,079,625 common shares beneficially owned by Peter Dasler, 585,000 are owned directly, 435,800 are owned by Bay Geological Inc., a private company wholly-owned by Mr. Dasler.

Other than as specifically discussed in this Information Circular, no director or senior officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Company, with the exception that certain directors and officers have been granted stock options.

VOTING RIGHTS AND PRINCIPAL HOLDERS OF SHARES

The holders of the Company’s common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held.  The Company is authorized to issue unlimited common shares without par value (the “shares”) of which 137,533,650 shares are issued and outstanding as of the Record Date.

A quorum for the transaction of business at the Meeting shall be two members or proxy holders representing two members or one member and a proxy holder representing another member personally present and holding or representing by proxy not less than 5% of the issued shares.

To the knowledge of the directors and executive officers of the Company, and based upon the Company’s review of the records maintained by CIBC Mellon Trust Company and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), as at August 8, 2008, the following shareholders beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
CDS & Company (1) 25th Esplanade, Box 1038, Stn. A, Toronto, Ontario M5E 1W5	109,698,708	79.76
Goodman & Company (2) One Adelaide Street East, 29th Floor, Toronto, Ontario M5C 2V9	11,323,529 / 15,735,293 (3)	8.23 / 11.09 (3)

Notes

(1)

CDS & Co. is a depository; the Company has no knowledge as to the beneficial ownership of these shares.  The information as to the shares beneficially owned by CDS is not within the knowledge of the Company and has been extracted from the register of shareholders maintained by the registrar and transfer agent for the Company’s shares.

(2)

11,323,529 common shares and 4,411,764 warrants are held within mutual funds and other client accounts managed by Goodman & Company, Investment Counsel Ltd. acting as Investment Counsel and Portfolio Manager.

(3)

Calculated on a partially diluted basis only, assuming the exercise of the warrants.

EXECUTIVE COMPENSATION

The following terms have the meanings set out below:

Chief Executive Officer (“CEO”) means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

Chief Financial Officer (“CFO”) means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

Long Term Incentive Plan (“LTIP”) means a plan providing compensation intended to motivate performance over a period greater than one financial year.  LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Named Executive Officers (“NEOs”) mean the following individuals, (a) each CEO; (b) each CFO; (c) each of the Company’s three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Stock Appreciation Rights (“SARs”) mean rights, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

Summary Compensation Table

The following table sets forth all compensation for all years indicated in respect of the individuals who were, the NEOs as of April 30, 2008.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Peter Dasler, President and CEO	2008 2007 2006	165,000 75,000(1) 75,000(1)	7,500 10,000 15,000	Nil Nil Nil	705,000 540,000 176,250	274,500 540,000 293,750	Nil Nil Nil	Nil Nil Nil
Harry Barr, Former Chairman(2)	2008 2007 2006	171,021 106,782 102,075	Nil 3,922 6,276	Nil Nil Nil	Nil 540,000 187,500	Nil 540,000 312,500	Nil Nil Nil	Nil Nil Nil
Gordon Steblin, CFO	2008 2007 2006	35,200(1) 31,600(1) 26,800(1)	3,500(1) 2,231(1) 3,570(1)	Nil Nil Nil	415,000 125,000 67,500	146,400 125,000 112,500	Nil Nil Nil	Nil Nil Nil
Emil Fung, Vice President	2008	135,417	37,500	Nil	1,700,000	574,000	Nil	Nil
Karl Schimann Vice President	2008	165,000(1)	29,136(1)	Nil	1,295,000	392,000	Nil	Nil

Notes

(1)

Fees paid through a service Company.

(2)

Mr. Barr resigned from his position as the Chairman of the Company on June 13, 2007.

LTIP – Awards in Most Recently Completed Financial Year

Other than the grant of stock options pursuant to the Company’s share option plan, the Company made no LTIP awards during the most recently completed financial year.

Options/SARs Granted During the Most Recently Completed Financial Year

Details of options to purchase the Company’s common shares granted to the NEOs during the financial year ended April 30, 2008 are set out in the following table:

Name (a)	Securities Under Option/SARs Granted (#) (b)	% of Total Options/SARs Granted in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Peter Dasler President & CEO	100,000 605,000	9%	$0.62 $0.40	$0.61 $0.37	Jun 28/12 Dec 20/12
Gordon Steblin CFO	15,000 400,000	5%	$0.62 $0.40	$0.61 $0.37	Jun 28/12 Dec 20/12
Emil Fung Vice President	200,000 1,500,000	20%	$0.62 $0.40	$0.61 $0.37	Jun 28/12 Dec 20/12
Karl Schimann Vice President	100,000 1,195,000	16%	$0.62 $0.40	$0.61 $0.37	Jun 28/12 Dec 20/12

Option Values

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended April 30, 2008 and the number and value of unexercised options as at April 30, 2008.

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized(1) ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at FY-End ($)(2) Exercisable/Unexercisable (e)
Peter Dasler President & CEO	600,000	$167,000	1,711,250 / 588,750	Nil
Gordon Steblin CFO	Nil	Nil	505,000 / 345,000	Nil
Emil Fung Vice President	Nil	Nil	1,390,000 / 1,310,000	Nil
Karl Schimann Vice President	100,000	$16,000	1,417,500 / 1,282,500	Nil

Notes

(1)

Aggregate Value Realized is the difference between the market price of the Company’s common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the TSX Venture Exchange on April 30, 2008 of $0.25 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

Option and SARs cancelled/expired to NEOs during the most recently completed financial year.

During the financial year ended April 30, 2008 no options to NEOs were cancelled or expired.

Option and SAR Repricings

During the financial year ended April 30, 2008 no options to NEOs were repriced.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the year ended April 30, 2008, the Company did not have any contracts or arrangements which provided for compensation in the event of termination of employment or change in employment responsibilities other than:

On June 1, 1995, the Company entered into a three-year management agreement dated June 1, 1995, with the Chairman and COO.  Pursuant to the terms of this agreement compensation was set at $8,103 per month plus benefits.  This agreement was terminated in June 2007.

By agreement dated March 3, 2008, the Company entered into a five year employment contract with each of the CEO, Peter Dasler and the Vice President of Corporate Development, Emil Fung, for an annual salary of $165,000 per year plus benefits.  The contract may be terminated by giving 90 days notice.  The agreement also provides for certain provisions for compensation in the event of termination due to a change of control.

By agreement dated March 3, 2008, the Company entered into a consulting contract with Schimann Consulting Inc., whereby Karl Schimann, Vice President of Exploration is compensated at a rate of $650.00 per day.  Karl Schimann holds a controlling interest in Schimann Consulting, Inc.  The agreement is cancelable by either party with 90 days notice and also contains certain provisions for compensation in the event of termination due to a change of control.

Composition of the Compensation Committee

The Company’s Compensation Committee is comprised of Peter Dasler, Amb. Thomas Graham Jr., and Hubert Marleau.  Applying the definition set out in section 1.4 of MI 52-110, two of the three members of the Compensation Committee are independent.  The members who are independent are Mr. Marleau and Amb. Graham.  Mr. Dasler is not independent by virtue of the fact that he is an executive officer of the Company (Mr. Dasler is the President and CEO of Company).

The Compensation Committee reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Board of Directors through the Compensation Committee and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its executive officers.

The relative emphasis of the Company on cash compensation and incentive options is variable.  The Company’s cash compensation to named executive officers tends to remain more or less constant, while any options are left to the discretion of the Board of Directors and therefore may fluctuate from year to year.

The Company takes into consideration the issuance of options, the grants made in previous years, the number of options that remain outstanding along with the number of options remaining issuable under the Company’s stock option plan.

The Company bases the compensation for the Company’s executive officers on the responsibilities of each officer and their duties in that position.  The Company also bases compensation on the performance of each officer.  The Company believes that stock options can create a strong incentive to the performance of each officer and they are intended to recognize extra contributions and achievements towards the goals of the Company.

The Company’s Board of Directors, when determining cash compensation to the CEO takes into consideration the extensive experience in the mining industry, responsibilities and duties as CEO, as well as personal risks and contributions to the Company’s success.  The CEO receive a base cash compensation that the Company feels is in line with that paid by similar companies in North America; however no formal survey was completed by the Compensation Committee or the Board of Directors.

Compensation of Directors

Through the end of 2004, the directors of the Company did not receive compensation from the Company and/or its subsidiaries in their capacity as directors.  Commencing February 1, 2005 the outside directors have been remunerated as follows: $500 per month, $500 per directors meeting attended and $500 per committee meeting.  In addition, each independent director holds incentive stock options to purchase up to 500,000 common shares of the Company as set forth in the following table.

Name	Number of Shares	Exercise Price	Expiry Date
Hubert Marleau	12,500 37,500 10,000 440,000	$0 45 $0.50 $0.62 $0.40	Oct 14/10 Nov 16/11 Jun 28/12 Dec 20/12
Amb Thomas Graham Jr.	500,000	$0.74	Mar 30/12
Jean Luc Roy	100,000 400,000	$0.45 $0.40	Oct 31/12 Dec 20/12
Victor Fern	500,000	$0.40	Mar 24/13

For details of executive compensation, see page 4 for summary compensation table.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and other rights	Weighted-average exercise price of outstanding options and other rights	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	34,493,913	$0.51	1,951,571
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	34,493,913(1)	$0.51	1,951,571 (2)

Notes

(1)

Of the 34,493,913 shares to be issued upon the exercise of options, warrants and other rights, 16,306,500 are to be issued upon the exercise of options, 18,187,413, are to be issued upon the exercise of warrants.

(2)

Of the 1,951,571 shares remaining available for future issuance, all of these shares are available to be issued under the Company’s Stock Option Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial to the current financial year ended April 30, 2008.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company, except as disclosed herein.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires that each reporting company disclose its corporate governance practices on an annual basis.  The Company has appointed a Corporate Governance Committee to direct and monitor its practices.  For detailed information on the company’s approach to corporate governance please refer to Attached Schedule “A”, or the Company’s web site www.canalaska.com or www.SEDAR.com.  The general approach to corporate governance is summarized below.

Board of Directors

The Board is currently composed of six directors.

Independence

Section 1.4 of Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) sets out the standard for director independence.  Under MI 52-110, a director is independent if he has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship to the Company.

Applying the definition set out in section 1.4 of MI 52-110, four of the six members of the Board are independent.  The members who are independent are Jean Luc Roy, Hubert Marleau, Amb. Thomas Graham Jr., and Victor Fern.  Peter Dasler is not independent by virtue of the fact that he is an executive officer of the Company (Mr. Dasler is the President & CEO of the Company).   Emil Fung is not independent by virtue of the fact that he is an executive officer of the Company (Mr. Fung is VP, Corporate Development of the Company).

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board of Directors, the Board ensures that a majority of independent Directors sit on all Board committees.

Other Directorships

In addition to their positions on the Board, the following Directors also serve as Directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Peter Dasler	Nil
Emil Fung	Nil

Name of Director	Reporting Issuer(s) or Equivalent(s)
Hubert Marleau

Artevo Corporation

Buzz Telecom

Freegold Ventures Limited

Global Development Resources, Inc.

GobiMin Inc.

Huntington Exploration Inc.

MCO Capital Inc.

Maudore Minerals Ltd

Mitec Telecom Inc.

Niocan Inc.

ORTHOsoft Inc.

Uni-Sélect Inc.

Warnex Inc.

Jean Luc Roy	El Nino Ventures Inc.
Amb. Thomas Graham Jr.	Cypress Fund for Peace and Security Thorium Power, Ltd. Mexco Energy Corporation
Victor Fern	Nil

Orientation and Continuing Education

The Corporate Governance Committee has developed an outline of the expectations of its directors, along with a mandate for the board of directors which is part of the orientation process for new directors.

Directors are kept informed as to matters impacting, or which may impact, the Company’s operations through reports and presentations at the Board meetings, e-mails and telephone conferences.  Directors are also provided the opportunity to meet with senior management and other employees, advisors and directors, who can answer any questions that may arise.

Ethical Business Conduct

The Corporate Governance Committee has developed a Code of Ethics which has been adopted by the board and may be found on the Company’s web site at www.canalaska.com  or www.SEDAR.com .

Nomination of Directors

Board turnover is relatively rare and the Corporate Governance Committee also acts as the Company’s nominating committee. There is not currently a formal procedure with respect to the nomination of directors.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Board Committees

Committees of the Board are an integral part of the company’s governance structure.  There are three standing committees (the “Committees”): the Audit Committee, the Compensation Committee, the Corporate Governance Committee, established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees are set out below:

Audit Committee

The Audit Committee is comprised of Jean Luc Roy, Chairman, Amb. Thomas Graham Jr. and Hubert Marleau who are financially literate in accordance with Section 1.5 of MI 52-110 which states that an individual is financially literate if he or she has the ability to read and understand a set of financial statements that presents a range and level of complexity of accounting issues that are generally comparable to the range and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.

Each of the members of the Audit Committee is independent in accordance with the standards of director independence set out under MI 52-110.

Mr. Jean Luc Roy has been a director or executive officer of several exploration and mining companies for over 20 years.  He currently is the President and CEO of El Nino Ventures Inc.

Mr. Hubert Marleau has been a director or executive officer of several public companies for over 25 years.  He currently holds an executive position with Palos Capital.

Ambassador Thomas Graham Jr. is currently Chairman of Cypress Fund for Peace and Security, Chairman of Mexco Energy and Executive Chairman of Thorium Power, Ltd.

The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company’s internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Additional information regarding the Audit Committee and the Audit Committee Charter may be found at the company’s web site www.canalaska.com or www.SEDAR.com .

Audit Fees

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board.  The engagement of non-audit services will be considered by the Company's Board of Directors on a case by case basis.

In the following table, “audit fees” are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements.  “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees

April 30, 2008	$40,000	$3,000	$2,000	Nil
April 30, 2007	$31,808	Nil	Nil	Nil

Compensation Committee

As at the Record Date, the Compensation Committee was comprised of Hubert Marleau, Amb. Thomas Graham Jr. and Peter Dasler.  This committee reviews the compensation of senior management on an annual basis and assists in the administration of the company’s employee stock option plan.

The compensation committee is responsible for ensuring the remuneration and incentive packages of Executive Management are fair and suitable to attract, motivate and retain personnel of the right caliber to meet the organizations needs.  For further details refer to above sections - Composition of Compensation Committee, Report on Executive Compensation and Compensation of Directors.

Corporate Governance Committee

As at the Record Date, the Corporate Governance Committee was comprised of Hubert Marleau, Chairman, Amb. Thomas Graham Jr. and Victor Fern.  The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

Attached as Schedule “A” is a copy of the Company’s Corporate Governance polices, objectives and practices may also be found at the Company’s web site www.canalaska.com or www.sedar.com .

Advisory Board

Effective June 28, 2007, the Board of Directors of the Company appointed an Advisory Board.  The overall purpose of the Advisory Board is to provide strategic planning and guidance to the Company’s Board of Directors.  The Advisory Board is comprised of Mr. Daniel Faure and Ms. Nana Lampton.

Mr. Faure is a geology graduate from the Sorbonne University of Paris.  Mr. Faure has served as a senior uranium geologist for over 38 years, of which 16 years were spent exploring Canada’s Athabasca Basin.  Mr. Faure served for over 28 years in various senior capacities with French uranium giant AREVA / Cogema (“AREVA”).  During that time, Mr. Faure led the exploration team of AREVA and was responsible for the discovery of Cigar Lake, the second largest uranium deposit in Canada.  Mr. Faure is currently the President of DF Exploration Uranium Limited, a private company engaged in uranium exploration.

Ms. Lampton is Chair and CEO of Hardscuffle, Inc., the parent of American Life and Accident Insurance Company of Kentucky, for which she holds the identical titles. She is a member of the Board of Directors of the Constellation Energy Group, which owns and operates the Calvert Cliff nuclear power plants in Maryland and Nine Mile Point and R.E. Ginna nuclear power plants in New York, and is a member of Constellation’s Committee on Nuclear Power. Ms. Lampton also serves on the International Advisory Board of Thorium Power, a company engaged in the development of non-proliferating nuclear fuels.  In addition, Ms. Lampton served three terms as a Director of The Committee of 200, an organization of leading businesswomen from around the world. Ms. Lampton is also Vice Chairman of Duff & Phelps’ DNP Income Fund, and a member, including 3 times past chair, of the Board of the Downtown Development Corporation in Louisville, Kentucky.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Financial Statements

The Board of Directors has approved all of the information in the audited financial statements for the year ended April 30, 2008.  A copy of the President’s Report, including the audited financial statements can be found filed on the Company’s web site at www.canalaska.com or SEDAR at www.SEDAR.com.

2.

Ratification of Acts of Directors

Management of the Company intends to propose a resolution to ratify, confirm and approve all actions, deeds and conduct of the Directors on behalf of the Company since the date of the last Annual Meeting.

3.

Appointment of Auditors

Shareholders will be asked to vote for the appointment of James Stafford, Inc., Chartered Accountants, as auditors of the Company to hold office until the next annual meeting of shareholders and to authorize the Audit Committee to fix the auditors remuneration.

James Stafford, Inc. was appointed as the auditors of the Company effective February 22, 2008, following the voluntary resignation of PricewaterhouseCoopers, LLP, Chartered Accountants.  The Company’s determination to change auditors was not the result of any ‘Reportable Event” as such term is defined in National Instrument 51-102 (“NI 51-102”).

Enclosed with this Information Circular is a copy of the reporting package (as defined in NI 51-102) that has been filed with the requisite securities regulatory authorities.  The reporting package is attached hereto as Schedule “B” and forms a part of this Information Circular.  The reporting package consists of (i) Notice of Change of Auditor; (ii) Letter from PricewaterhouseCoopers, LLP.; and (iii) Letter from James Stafford, Inc.

4.

Set the Number of Directors

Management of the Company intends to propose a resolution to set the number of directors at six.

5.

Election of Directors

The size of the Board of Directors is currently six.

It is proposed that the below-stated nominees be elected at the Meeting as Directors of the Company for the ensuing year.  The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the nominees listed below to the Board of Directors.  Each Director elected will hold office until the close of the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees at their discretion.

The following table sets out the names of management’s nominees for election as directors, all offices in the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at July 31, 2008.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director of the Company Since	Shares Beneficially Owned or Controlled(1)
Peter Dasler (3) Ladner, BC, Canada Director	Vice President, Business Development (2003-present) of Pacific North West Capital Corp.; President and CEO (2004-present) of CanAlaska Uranium Ltd.	2004	1,020,800
Emil Fung North Vancouver, BC Canada Director

Mr. Fung began his career as a design engineer of Canadian nuclear reactors and entered investment banking in the mid-80’s where he headed mergers and acquisitions for Toronto Dominion Securities in New York City.  During the 90's, Mr. Fung pursued his entrepreneurial interests in Asia where he founded several media, telecoms and entertainment companies and acted as a restructuring advisor to one of Korea’s largest conglomerates.  He later formed a venture capital fund to invest exclusively in entrepreneurial start-ups in China.  Mr. Fung returned to Canada in 2003 with a view to bridge the growing gap between resource-hungry Asian economies and the commodity riches of Canada.  He teamed with CanAlaska early in 2005 to advance the company's corporate development efforts.  Mr. Fung is a B.A.Sc. graduate of the University of Toronto and also holds an M.B.A. from the Schulich School of Business at York University.

		2007	8,643
Hubert Marleau(2)(3)(4)(5) Montreal, Canada Director	President & CEO of Palos Capital Corp. (1998-present); Director of Freegold Ventures Limited (1996-present); Chairman of Marleau, Lemire Inc. (1989-1998) and Director of several other companies.	1996	Nil
Jean Luc Roy (2)(5) Vancouver, BC, Canada Director

Mr. Roy has over 20 years experience in the mining industry.  The majority of his experience has been in Africa for companies such as International Gold Resources, Ashanti Goldfields Inc., Semafo, and First Quantum Minerals.  Mr. Roy has managed projects from exploration through to production in three different countries.  As managing director for First Quantum Minerals, Mr. Roy played a crucial role in securing extensive land positions and by successfully placing a mining operation into production in the Democratic Republic of Congo during a period of major unrest in the country. Mr. Roy is currently President and CEO of El Nino Ventures Inc.

		2007	\ Nil

Amb. Thomas Graham Jr.(2)(3)(4)(5) Bethesda, MD Director

Amb. Graham is Chairman of the Board of the Cypress Fund for Peace and Security.  He is also Chairman of the Board of Mexco Energy Corporation (MXC) and Executive Chairman of Thorium Power, Ltd. (THPW.OB).  Amb. Graham received an A.B. in 1955 from Princeton and a J.D. in 1961 from Harvard University.  He is a member of the Kentucky, District of Columbia and New York Bars and is a member of the U.S. Council on Foreign Relations.  He has taught as an adjunct professor at the University of Virginia Law School, Georgetown School of Foreign Service, Georgetown University Law Center, Stanford University, University of California at Berkeley and the University of Washington.

		2007	Nil
Victor Fern(4)(5) Fond Du Lac, SK, Canada Director	Mr. Fern is the past chief of the Fond De Lac Denesuline First Nation. Since 1984 Mr. Fern has gained experience at uranium mining operations in Northern Saskatchewan and is currently involved at mill operations at a nearby mine. He is active in community development, environmental monitoring and works on local committees. He also is involved with various private business interests in the Fond Du Lac – Black Lake area.	2008	Nil

Notes:

(1)

This information has been furnished by the respective Directors.

(2)

Denotes member of the Audit Committee.

(3)

Denotes member of the Compensation Committee

(4)

Denotes member of the Corporate Governance Committee

(5)

Unrelated director

(6)

Of the 1,079,625 shares beneficially owned by Peter Dasler, 643,825 are held directly and 435,800 are held by Bay Geological

Inc. a private company wholly-owned by Mr. Dasler.

6.

Amendment to Stock Option Plan

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX Venture Exchange) will be asked to approve, by simple majority of the disinterested shareholders, the amendment to the Company’s Stock Option Plan (the “Plan”) to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan from 21,552,571 to 27,500,000.  Both shareholder approval and TSX Venture Exchange approval are required before the amendment to the Plan may be implemented.

Purpose of Resolution

The Plan currently provides that the aggregate number of shares of the Company that may be issued under the Plan shall not exceed 21,552,571 shares.  As of the August 8, 2008, shares issuable under the Plan have been issued, reserved for issuance, or available for issue as follows:

Shares issued upon exercise of incentive stock options	-	3,369,500
Shares reserved for issuance pursuant to unexercised incentive stock option Unallocated shares available for future grants of incentive stock options	- -	16,306,500 1,876,571

TOTAL		21,552,571

The Company believes that awards under the Plan are an effective means of rewarding corporate and individual performance.  To provide the Company with the continued flexibility of granting such awards under the Plan, the Company is seeking approval from disinterested shareholders at the Meeting to increase the number of shares of the Company issuable under the Plan to a maximum of 27,500,000 shares, representing approximately 20% of the issued and outstanding shares of the Company as at the Record Date.

7.

Amendments to Stock Options Granted to Insiders

TSX Venture Exchange policy requires that listed companies obtain the approval of disinterested shareholders for reductions in the exercise prices of previously-granted incentive stock options if the optionee is an insider (as that terms is defined in the policies of the TSX Venture Exchange) of the listed company at the time of the proposed amendment, prior to the exercise of such options.  This policy provides that such disinterested shareholder approval must take place at a meeting of the shareholders.

Although the Company has not reduced the exercise price of any incentive stock options held by insiders since its last Annual General Meeting, held September 19, 2007, the approval of disinterested shareholders will be sought at the Meeting for any reductions in the exercise prices of previously-granted incentive stock options held by insiders at the time of any such proposed reduction.

ADDITIONAL INFORMATION

Additional information relating to the Company is available concerning the Company and its operations on the Company’s web site at www.canalaska.com or on SEDAR at www.sedar.com .  Financial information concerning the Company is provided in its comparative financial statements and management’s discussion and analysis for the Company’s most recently completed financial year.  Copies of this information are available either on SEDAR, the Company’s web site or by contacting the Company at its offices located at 1788 – 650 West Georgia Street, , Vancouver, British Columbia V6B 4N7, Canada; phone +1- 604-688-3211; fax +1-604-688-3217.

OTHER BUSINESS

Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.  However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

Dated this 8th day of August, 2008.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter Dasler”

Peter Dasler

President & CEO

Schedule “A”

CANALASKA URANIUM LTD.

CORPORATE GOVERNANCE POLICY

CORPORATE GOVERNANCE OBJECTIVES

The objective of this corporate governance policy is to set out an effective, transparent system of guidelines establishing the accountability for the supervising and managing of the affairs of CanAlaska Uranium Ltd. (the “Company”).  These guidelines have been implemented to insure that adequate information is made available so that management decisions can be independently monitored and reviewed.

It is management’s belief that through the implementation of these practices, the overall stewardship of the Company will be affected in a positive way, by strengthening the effectiveness of its Board of Directors and by empowering the independent action of its special committees.

Within the framework of ongoing development and implementation of these policy’s and procedures, the Company will realize a more comprehensive system of communicating and reporting which in turn will insure a high level of confidence from all of its shareholders and business partners.

CORPORATE GOVERNANCE PRACTICES

Corporate Governance Committee

A Corporate Governance Committee (CGC) has been established for the Company.  The Committee is to consist of the lead director and two independent directors.  The Chairperson will be the lead director.  The term for the members of the CGC will be for one year at which time they may be re-nominated.

The duties of the committee are to oversee all key issues relating to the Company’s corporate governance including:

•

Identify suitable corporate governance policies

•

Regulate board organization and other committee structures

•

Assess potential candidates for nomination to the Board

•

Review the performance of the Board

•

Oversee selection and appointment of the CEO

•

Develop suitable policies for management succession

•

Specify Board composition and qualifications

Code of Ethics

The CGC shall have the responsibility to develop and maintain a Code of Ethics for the Company to be used as principle guidelines of conduct for all of its directors, officers, contractors, consultants, advisors and employees.  The code will be included in the orientation of all new employees, directors, officers, contractors, consultants, advisors and committee members.

These guidelines shall include accountability to adherence to the code and a system for the reporting of unethical conduct.  This Code of Ethics will be reviewed and amended by the CGC at a minimum of an annual basis.

Board Mandate

The CGC will have the responsibility to see that the board adopts a written mandate which outlines and acknowledges the responsibility of the members.  This mandate will include, among other things, establishing a culture of integrity throughout the organization, strategic planning, succession planning, the handling of any conflicts of interest and disclosure policies.  This mandate must include a process where any breach of the directives of this mandate can effectively be reported and dealt with.

Board Composition

The Board is currently comprised of 6 members.  This is considered to be the optimal size at this time.  The Board will reconsider its actual size from time to time.

The Board believes that the majority of its members should be independent.  On an annual basis the Board will determine which of its directors is independent based on the rules of applicable securities regulators and will publish its determination in the management proxy circular for the Company’s annual meeting of shareholders.

Director Expectations

The CGC shall be responsible to develop a comprehensive list of expectations of its directors.  The CGC members have the responsibility to insure that the existing directors have an orientation including an overview of the roll of the board of directors.  Any new incoming directors shall be made familiar with these expectations and understand that they must be willing to comply with the duties and responsibilities of the directorship.  The directors will receive a copy, read, and be familiar with the Company’s Code of Ethics and Disclosure Policy  The CGC will review these guidelines at least on an annual basis for any changing requirements of its board.

Advisory Board Guidelines

The CGC has developed set of guidelines for the members of its advisory board.  Each of the Company’s advisors will receive a copy of the guidelines along with a copy of the Code of Ethics and Disclosure Policy.   The guidelines will be reviewed and amended as required on an annual basis.

Nomination Committee

The CGC will also act as the Company’s Nominating Committee and as such will have the responsibility of identifying individuals qualified to become members of the board, or to sit on any of its committees.  The CGC will recommend changes in the composition of the board or any of its committees when deficiencies have been identified, and will carry out a complete assessment of the performance of the board on an annual basis.

Compensation Committee

The Company’s compensation committee is comprised of one management director and two independent members of the audit committee.  This committee must review the compensation of senior management on an annual basis and assist in the administration of the Company’s employee stock option plan.

The Compensation Committee is responsible for ensuring that the remuneration and incentive packages of Executive Management are fair and suitable to attract, motivate and retain personnel of the right caliber to meet the organizations needs.  The Compensation Committee should establish a framework for all remuneration packages within the Company.

Compensation policies established by the committee should be in line with the Company’s overall strategic goals and objectives and should be linked to the achievement of these goals.  The policies should be constructed to avoid creating conflict of interest situations thereby ensuring that the executive management and other employees are encouraged to always act in the best interest of the Company.

The committee should consider the issues of compensation differentials within the organization to ensure that there is parity between the compensation of executives and the value of their contribution to the organization.  There should be particular consideration given to CEO remuneration levels to ensure that performance and reward are linked in accordance with usual practice within that industry, relative values at other similar organizations and previous awards given in prior years.

Audit Committee

The CGC has the responsible to see that the Company is in compliance with the requirement to appoint the audit committee after each annual shareholders meeting.  The audit committee is to be comprised of 3 independent directors.

The audit committee is among other things charged with the responsibility of establishing auditor independence, to access the effectiveness of internal control system and for reviewing and approving the quarterly and annual financial statements of the Company before they are forwarded for full board approval and then distributed to the public.

The CGC will review and approve the Audit Committee Charter on an annual basis.

Public Disclosure of Corporate Governance

The Company will disclose on its website the current version of these guidelines, the Code of Ethics, Audit Committee Charter, Disclosure Policy and any other policies that are developed in the future.

Approved by the Board of Directors of CanAlaska Uranium Ltd. - June 23, 2008.

Schedule “B”

SCHEDULE “A” TO DIRECTORS RESOLUTIONS

DATED FEBRUARY 22ND, 2008

NOTICE OF CHANGE OF AUDITOR

OF

CANALASKA URANIUM LTD.

 (the “Company”)

1.	Notice is hereby given that PricewaterhouseCoopers, LLP., Chartered Accountants, have resigned as auditors of the Company effective January 25, 2008.
2.	James Stafford, Inc., Chartered Accountants, will be appointed as auditors for the Company effective February 22nd, 2008.
3.

There were no reservations in the auditor’s reports on the Company’s financial statements for the Company’s two most recently completed fiscal years, or any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of this notice.

4.	The resignation and the recommendation to appoint the successor auditors was considered or approved by the board of directors.

5.	In the opinion of the Company, there were no reportable events.

Dated at Vancouver, British Columbia this 22nd day of February, 2008.

CANALASKA URANIUM LTD.

Per:

____________________________

Peter Dasler

President, CEO & Director

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

January 25, 2008

CanAlaska Uranium Ltd.
2303 West 41st Avenue
Vancouver, British Columbia
V6M 2A3

Attention: Mr. Peter Dasler, President and CEO

Dear Sirs:

We hereby submit our resignation as auditor of CanAlaska Uranium Ltd. (the "Company") effective today. No reportable event, as defined in National Instrument No. 51-102 of the Continuous Disclosure Obligations, has arisen from our engagement as auditor of the Company.

Yours very truly,

PricewaterhouseCoopers LLP

Ken Scott, Engagement Partner

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

JAMES STAFFORD

James Stafford, Inc.*
Chartered Accountants
Suite 350 – 1111 Melville Street
Vancouver, British Columbia
Canada V6E 3V6
Telephone +1 604 669 0711
Facsimile +1 604 669 0754
* Incorporated professional, James Stafford, Inc.

JBS/cdd/CanU008

PRIVATE AND CONFIDENTIAL

British Columbia Securities Commission
P.O. Box 10142 Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, Alberta T2P 3C4

Ontario Securities Commission
Suite 1903, Box 5520 Queen Street West
Toronto, Ontario M5H 3S8

Toronto Stock Exchange
P.O. Box 450
3rd Floor, 130 King Street W.
Toronto, ON M5X 1J2

15 January 2008

Dear Sirs/Mesdames:

We have read the statements made by CanAlaska Uranium Corp. as in the attached copy of Notice of Change of Auditor dated 15 January 2008, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Notice of Change of Auditor dated 15 January 2008.

Yours truly,

"Bradley Stafford"

James Stafford Chartered Accountants
Vancouver, 15 January 2008